UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

ANNOUNCEMENT OF CLOSURE OF THE PUBLIC ISSUE OF COMMERCIAL PROMISSORY NOTES
“This announcement is exclusively for informational purposes and is not an offer for the sale of Commercial Promissory Notes”

BANCO CITIBANK S.A., (“Lead Manager”), together with BB BANCO DE INVESTIMENTO S.A., (“Underwriter”), inform that 39 (thirty-nine) registered book-entry commercial promissory notes, all of them in a single series, with a nominal value of R$ 11,250,000.00 (eleven million, two hundred and fifty thousand Reais) were subscribed and paid up on the date of issue, which is the date of the respective subscription and payment of the 4th issue (“Issue”) of CPFL ENERGIA S.A., registered in the Roll of Corporate Taxpayers (CNPJ) under number 02.429.144/0001 -93, headquartered at Rua Gomes de Carvalho, no 1510, 14o andar, conjunto 1402, city and state of São Paulo.

Amounting to a total of:

R$ 438,750,000.00

ISIN: BRCPFENPM012

The Issue was approved by the Meeting of the Board of Directors held on May 16, 2007, duly filed at the Commercial Registry of the State of São Paulo – JUCESP, under number 211.638/07 -9 on June 1, 2007 and published in the Official Gazette of the State of São Paulo and the newspaper Valor Econômico on May 22, 2007.

PLACEMENT OF PROMISSORY NOTES	ACQUIRERS	PROMISSORY NOTES ACQUIRED
Individuals	0	0
Investment Clubs	0	0
Investment Funds	0	0
Complementary Pension Entities	0	0
Insurance Companies	0	0
Foreign Investors	0	0
Financial Institutions related to the Issuer or to the	2	39
Managers of the Public Issue
Other Financial Institutions	0	0
Other Legal Entities related to the Issuer or to the	0	0
Managers of the Public Issue
Other Legal Entities	0	0
Partners, Managers, Agents and other parties related
to the Issuer or to the Managers of the Public Issue	0	0

TOTAL	2	39

ISSUE OF PROMISSORY NOTES REGISTERED AT THE BRAZILIAN SECURITIES
COMMISSION UNDER NO. CVM/SRE/RNP/2007/011 ON MAY 28, 2007

AGENT AND CUSTODIAN
BANK BANCO BRADESCO S.A.
CNPJ/MF No. 60.746.948/0001 -12
Cidade de Deus – Prédio Amarelo – 2o andar – Osasco – SP – Brazil

“The present public offer/program was prepared in accordance with the Brazilian Association of Investment Banks – ANBID’s Self-Regulation Code for Public Securities Offerings (Distribution and Acquisition), registered under No. 4890254 at the 4th Registry of Titles and Documents of the Judicial District of São Paulo, State of São Paulo. The present public offer/program, thus, complies with the minimum standards of information contained in the code and ANBID is in no way responsible for the information provided, quality of the issuer and/or offerers, participating institutions and the securities that are the object of the public offer/program”.

Coordinators

Lead Manager	Underwriter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.